Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-137707 on Form S-8 of our report relating to the financial statements and financial statement schedule of ICO Global Communications (Holdings) Limited and Subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to ICO Global Communications (Holdings) Limited being in the development stage and the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the initial application of the provisions of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements) dated April 2, 2007, appearing in this Annual Report on Form 10-K of ICO Global Communications (Holdings) Limited and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
April 2, 2007